Eagle Nuclear Energy Corp.

5470 Kietzke Lane, Suite 300

Reno, Nevada 89511

April 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar

Re:	Eagle Nuclear Energy Corp.
Registration Statement on Form S-1, amended
File No. 333-294464
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 13, 2026, pursuant to which Eagle Nuclear Energy Corp. (the “Company”) requested acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and hereby withdraws its request for acceleration of the effective date.

Please contact E. Peter Strand of Nelson Mullins Riley & Scarborough LLP via telephone at (202) 689-2983, or via email at peter.strand@nelsonmullins.com with any questions.

Sincerely,

EAGLE NUCLEAR ENERGY CORP.

/s/ Manavdeep Mukhija
Name: Manavdeep Mukhija
Title: Chief Executive Officer and Chairman

cc: E. Peter Strand, Nelson Mullins Riley & Scarborough LLP